UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 12)
Under the Securities Exchange Act of 1934

RADVISION LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M8186910 5
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              September 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186910 5
1		NAME OF REPORTING PERSON: Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,700,188 Ordinary Shares*
	8	SHARED VOTING POWER: 187,213 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: 4,700,188 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 187,213 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,887,401 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.33%***
14		TYPE OF REPORTING PERSON: IN

*	Includes 45,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of September 7, 2010 and within 60 days thereafter (the “Options”).

**
The 187,213 Ordinary Shares are held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

***
Based on 18,561,199 Ordinary Shares that the Issuer advised will be issued and outstanding (which includes the Options and excludes 3,955,024 Ordinary Shares held as treasury stock) following the payment for tendered Ordinary Shares accepted for purchase by the Issuer in the partial cash self tender offer completed on September 7, 2010.

Item 1.                                Security and Issuer

This Amendment No. 12 is filed by Zohar Zisapel (the “Reporting Person”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Item 5 of the initial Statement on Schedule 13D filed by the Reporting Person on August 26, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on November 18, 2008, Amendment No. 3 filed on November 24, 2008, Amendment No. 4 filed on December 17, 2008, Amendment No. 5 filed on February 24, 2009 and the unnumbered amendments included in the Schedule TO originally filed by Mr. Zisapel on April 30, 2009 and each of the five amendments thereto (the initial Schedule 13D, together with the Amendments, the “Statement”).

The Statement relates to the ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), of RADVISION Ltd., an Israeli company (the “Issuer”), whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

The Statement is filed by the Reporting Person in connection with changes in his beneficial ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by the Issuer pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by Issuer with the Securities and Exchange Commission on July 27, 2010, as amended (the “Tender Offer”).

Item 5.                 Interest in Securities of the Issuer

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)           Mr. Zisapel is the beneficial owner of 4,887,401 Ordinary Shares of the Issuer, which constitute approximately 26.33% of the 18,561,199 Ordinary Shares of the Issuer that the Issuer advised will be issued and outstanding (which include the Options and exclude 3,955,024 Ordinary Shares held as treasury stock) following the payment for tendered Ordinary Shares accepted for purchase by the Issuer in the Tender Offer completed on September 7, 2010.  Of such shares, (i) 3,223,235 Ordinary Shares were held of record by the Reporting Person; (ii) 45,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of such date or within 60 days thereafter; (iii) 1,121,097 Ordinary Shares were owned of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; (iv) 310,856 Ordinary Shares were owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person; and (v) 187,213 Ordinary Shares were owned of record by RAD Data Communications Ltd., an Israeli company.  The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd.

(b)           The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,223,235 Ordinary Shares of the Issuer owned directly by him.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 45,000 Ordinary Shares of the Issuer underlying the options held directly by him that are exercisable as of September 7, 2010 or within 60 days thereafter.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,121,097 Ordinary Shares of the Issuer owned of record by Lomsha Ltd.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,856 Ordinary Shares of the Issuer owned of record by Michael and Klil Holdings (93) Ltd.

The Reporting Person and his brother Mr. Yehuda Zisapel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 187,213 Ordinary Shares of the Issuer owned of record by RAD Data Communications Ltd.

(c)           The Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer in the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2010

/s/ Zohar Zisapel
Zohar Zisapel